Form 20-F
Blue Gold Ltd
filed 2025-07-01
CIK 2019435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 25, 2025

Commission File Number: 001-42717

BLUE GOLD LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive offices)

Andrew Cavaghan

Tel. No: +44 (0) 7487 799481

Email: info@bluegoldmine.com

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	BGL	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A ordinary shares at an exercise price of $11.50 per share	BGLWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On June 25, 2025, the issuer had 30,571,764 Class A ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On June 25, 2025 (the “Closing Date”), Blue Gold Limited, a Cayman Islands exempted company limited by shares (“Blue Gold Limited” or the “Company”), consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024, and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025 and June 10, 2025, by and among the Company, Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares, formerly known as RCF Acquisition Corp. (“Perception”), and Blue Gold Holdings Limited, a private company limited by shares formed under the laws of England and Wales (“BGHL”) (as amended and restated, the “BCA”).

The following transactions occurred pursuant to the terms of the BCA (collectively, the “Business Combination”):

●	Blue Gold Limited formed Blue Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Blue Merger Sub”), for the purpose of effectuating the business combination;

●	Perception merged with and into Blue Gold Limited, with Blue Gold Limited being the surviving entity (the “Perception Reorganization”);

●	Blue Cayman 1, an exempted company incorporated under the laws of the Cayman Islands (“BC1”), acquired the entirety of the BGHL Shares;

●	BC1 transferred the entire undertaking of BC1, including the entire share capital of BGHL to Blue Cayman 2, an exempted company incorporated under the laws of the Cayman Islands (“BC2”). The name of Blue Cayman 2 was changed to Blue Gold (Cayman) Limited;

●	Blue Merger Sub merged with and into BC2, with BC2 being the surviving entity and becoming a wholly owned subsidiary of Blue Gold Limited;

●	In connection with the Perception Reorganization, each (a) issued and outstanding Class A ordinary share, par value $0.0001 per share, of Perception (“Perception Class A Ordinary Shares”) was converted on a one-for-one basis into one newly issued Class A ordinary share, par value $0.0001, of Blue Gold Limited (the “Ordinary Shares”) and (b) outstanding and unexercised whole warrant of Perception was converted into one warrant of Blue Gold Limited (each, a “Warrant”) that entitles the holder thereof to purchase one Ordinary Share in lieu of one Perception Ordinary Share and otherwise upon substantially the same terms and conditions; and

●	Blue Perception Capital LLP, a private limited partnership, delivered, on behalf of itself and the other shareholders of BC2 (collectively, the “Blue Shareholders”), all of the original certificates for BC2 common stock (the “BC2 Common Stock”) to Continental Stock Exchange, as exchange agent, and Blue Gold Limited issued and caused Continental Stock Exchange to deliver to the Blue Shareholders an aggregate of 11,450,000 Blue Gold Limited Ordinary Shares.

Ordinary Shares and Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BGL” and “BGLWW”, respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “Blue Gold Limited” or the “Company” refer to Blue Gold Limited.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	The ability of Blue Gold Limited to realize the benefits expected from the Business Combination and to maintain the listing of the Ordinary Shares and Warrants on Nasdaq;

●	Blue Gold Limited’s operations and the continued listing of Blue Gold Limited’s securities;

●	Actions relating to the business, operations and financial performance of Blue Gold Limited;

●	Blue Gold Limited’s ability to restart the Bogoso Prestea gold mine and to cost-effectively deliver gold to the global gold markets;

●	The global market and future demand for gold;

●	Blue Gold Limited’s ability to obtain regulatory approval for its operations, including the lease dispute with the Republic of Ghana, and any related restrictions or limitations of any approved operation;

●	Blue Gold Limited’s ability to develop and maintain effective internal controls; and

●	Assumptions regarding interest rates and inflation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including:

●	Changes in global, regional or local business, market, economic, financial, political and legal conditions, including the development, effects and enforcement of laws and regulations and the impact of any current or new government regulations in the United States, Ghana, England and Wales and the Cayman Islands;

●	An inability to retain, recruit or hire officers, key employees or directors;

●	An inability to respond to general economic conditions;

●	An inability to secure substantial additional capital to finance operations, and to raise capital when needed and on acceptable terms;

●	An ability of Blue Gold Limited’s management to avoid delays and reductions to and/or eliminations of one or more of its development programs or future commercialization efforts;

●	Competition and competitive pressures from other companies worldwide in the industries in which Blue Gold Limited operates; and

●	The factors discussed in the Prospectus of Blue Gold Limited, which forms a part of the Registration Statement filed in connection with the Business Combination, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2025 (as amended and supplemented from time to time, the “Prospectus”) under the heading “Risk Factors”, and this information is incorporated herein by reference.

Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors of the Company are Andrew Cavaghan, Daniel Owiredu, Candice Beaumont, David Edward, Phil Newall and Tao Tan. In addition, Andrew Cavaghan serves as our Chief Executive Officer and Lorenz Werndle serves as our Chief Financial Officer. See Item 6 for further information.

The business address for each of our directors and executive officers is Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands.

B. Advisers

Mayer Brown LLP, 1221 Avenue of the Americas New York, New York, 10020, United States, has acted as U.S. securities counsel for the Company and will continue to act as U.S. securities counsel to the Company.

Mourant Ozannes (Cayman) LLP, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands, has acted as counsel for the Company with respect to Cayman Island law and will continue to act as counsel for the Company with respect to Cayman Island law following the completion of the Business Combination.

Kimathi Partners, No 6. Airport Road, Airport Residential Area, Accra, Ghana, has acted as counsel for the Company with respect to Ghanaian law and will continue to act as counsel for the Company with respect to Ghanaian law following the completion of the Business Combination.

C. Auditors

Pannell Kerr Forster of Texas P.C. (“PKF Texas”), 5847 San Felipe, Suite 2600, Houston, TX 77057, has acted as the independent registered public accounting firm for BGHL since 2023 and became the Company’s independent registered public accounting firm following the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2024, after giving effect to the Business Combination and the agreements as described above:

As of December 31, 2024
Pro Forma
(in thousands)
Cash and cash equivalents	$2,061

Equity:
Ordinary shares	3
Additional paid-in capital	4,109
Foreign currency translation	(42)
Accumulated deficit	(12,157)
(8,087)
Non-controlling interest	17,580
Total equity:	9,493
Debt:
Advances payable	648
Convertible notes	1,903
Warrant liability	230
Royalty payable	2,700
Contingent consideration liabilities	17,100
Total Debt:	22,581
Total capitalization	$32,074

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Prospectus under the heading “Risk Factors”, which is incorporated herein by reference.

Blue Gold Limited may not have sufficient funds to develop its projects or service its expenses and other liquidity needs and may require additional capital.

Following the business combination, Blue Gold Limited may not have sufficient funds to develop our projects or service our expenses and other liquidity needs and may require additional capital. There can be no assurance that Blue Gold Limited will be able to timely secure such additional funding on acceptable terms and conditions, or at all. If we cannot obtain sufficient capital, we will not have sufficient cash and liquidity to finance our operations, develop our projects and make required payments and may need to substantially alter, or possibly even discontinue, our operations. Blue Gold Limited plans to continue to seek opportunities for raising additional funds through potential alternatives, which may include, among other things, the issuance of equity, equity-linked securities debt securities, debt financings or other capital sources and/or strategic transactions. However, Blue Gold Limited may not be successful in securing additional financing on a timely basis, on acceptable terms and conditions, or at all. If sufficient funds are not available on a timely basis and on acceptable terms, Blue Gold Limited may have to delay, revise or reduce the scope of some of its business activities, including project development and related operating expenses, which would adversely affect its business prospects and its ability to continue its operations and would have a negative impact on its financial condition and ability to pursue its business strategies. If we are ultimately unable to continue, we may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is possible that its shareholders will lose all or a part of their investment.

BGHL’s financial situation creates doubt whether we will continue as a going concern.

Since inception, BGHL’s primary sources of liquidity have been cash flows from (i) a loan provided to us by an affiliated company and (ii) funds generated from the issuance of convertible loan notes payable and common stock. For the year ended December 31, 2024, BGHL reported an operating loss of $11.6 million and cash flows used in operations of $6.2 million. As of December 31, 2024, BGHL had an aggregate cash and cash equivalents balance of $170,557 and a net working capital deficit of $7.6 million.

The funding of BGHL’s future capital requirements will depend on many factors, including BGHL’s revenue growth rate, the timing and extent of spending to support the restart of the Bogoso Prestea Mine, including whether the Bogoso Prestea Mine will restart at all, and further exploration activities. To finance these activities, BGHL will need to raise additional capital, and there can be no assurances that BGHL will be able to raise such capital. Management has signed a Gold Advance Payment Purchase Agreement (“GAPPA”) with Gerald Metals SARL (“Gerald”), whereby Gerald has agreed to fund certain costs in connection with the restart of the Bogoso Prestea Mine; however, such financing is subject to satisfying several conditions precedent, including satisfactory due diligence by Gerald. Additional or alternative financing will be required from outside sources, which BGHL may not be able to raise on terms acceptable to BGHL or at all. If BGHL is unable to raise additional capital, BGHL’s business, results of operations and financial condition will be materially and adversely affected.

As a result of the above, management has determined that BGHL’s liquidity condition raises substantial doubt about BGHL’s ability to continue as a going concern.

We are located outside of the United States and, as such, we could be subject to a variety of additional risks that may adversely affect us.

Because we are located in and have operations outside of the United States, we are subject to additional risk factors that may negatively impact our operations. Accordingly, we are subject to special considerations or risks associated with companies operating in an international setting, including any of the following:

●	Costs and difficulties inherent in managing cross-border business operations and complying with different commercial and legal requirements of overseas markets;

●	Rules and regulations regarding currency redemption;

●	Complex rules and regulations governing corporate withholding taxes on individuals across international jurisdictions;

●	Laws governing the manner in which future business combinations may be effected;

●	Exchange listing and/or delisting requirements;

●	Tariffs and trade barriers;

●	Regulations related to customs and import/export matters;

●	Local or regional economic policies and market conditions;

●	Unexpected changes in regulatory requirements;

●	Challenges in managing and staffing international operations;

●	Longer payment cycles and challenges in collecting accounts receivable;

●	Tax issues, such as tax law changes and variations in tax laws as compared to the United States;

●	Currency fluctuations and exchange controls;

●	Rates of inflation;

●	Challenges in collecting accounts receivable;

●	Cultural and language differences;

●	Employment regulations;

●	Underdeveloped or unpredictable legal or regulatory systems;

●	Corruption;

●	Protection of intellectual property;

●	Social unrest, crime, strikes, riots and civil disturbances;

●	Regime changes and political upheaval;

●	Terrorist attacks, natural disasters and wars; and

●	Deterioration of political relations with the United States.

We may not be able to adequately address these additional risks. If we were unable to do so, our operations might suffer, which may adversely impact our business, financial condition and results of operations.

The Ordinary Shares issued in the Business Combination are subject to lock-up. If a large number of shares are sold in the public market, the sales could reduce the trading price of the Ordinary Shares and impede our ability to raise future capital.

The Amended and Restated Memorandum and Articles of Association subject certain Ordinary Shares issued in connection with the Business Combination to lock-up restrictions. Members of our board of directors (the “Board”) can allocate the release among the shareholders subject to the lock-up as they see fit and may waive the restrictions as to any shareholder at any time. Once released, any Ordinary Share will not be subject to additional lock-up.

As a result, large numbers of shares may become available for sale at one time, which may lead to a sharp decline in the market price of our Ordinary Shares. This may also hinder our ability to raise additional capital through the sale of Ordinary Shares in the capital markets. In particular, if the price of the Ordinary Shares is below $10.00 throughout the lock-up period, or to the extent it exceeds $20.00 for sixty days in any ninety-day trading period, a significant number of shares will be released from the lock-up at one time. If the holders of Ordinary Shares sell all or a significant portion of their Ordinary Shares, or if the market anticipates such releases, there may be increased volatility or downward pressure on the share price. A decreased share price may make it more difficult for us to raise additional capital through equity offerings.

BGHL’s operations in Ghana are subject to political, economic and other risks.

BGHL will operate in Ghana under an investment agreement which established a fixed fiscal and legal regime, including fixed royalty and tax rates, for its operations in Ghana. The Republic of Ghana has experienced worsening socioeconomic conditions in recent years. The Ghanaian cedi has experienced significant depreciation with inflation, and, whilst the value of the Cedi has recently increased during April and May 2025, there is no guarantee that such appreciation will be sustained or that the value will not begin to decline. Ghana’s credit rating worsened to speculative grade, at near default to default levels, as the Ghanaian Finance Ministry announced suspension of debt service payments in December 2022 on the majority of its external debt, including commercial and bilateral loans, and that Ghana was seeking to restructure its debt. Efforts in early 2023 to put in place a domestic debt exchange program have faced setbacks from pension funds and by individual bond holders leading to amended terms. Continued economic recession and/or unfavorable macroeconomic indicators have also resulted in pressures from the Government of Ghana to obtain more revenue and benefits from mining companies on the back of anti-mining sentiment and perceived inequities that the industry is not contributing its fair share. To address budgetary deficits, the Government of Ghana has in the past initiated measures to generate additional revenue from the mining industry and other sectors of the economy as it attempts to increase revenue collection through various tax audits and investigations, proposed new fees, increased revenue and tax initiatives and other vehicles. Other risks include impacts to supply chain, restrictions and local procurement requirements, increase in key commodity prices, more restrictive local banking requirements including requirements for repatriation of proceeds to banks domiciled in Ghana, limitations on capacity of banks to provide reclamation bonds, requests for further local employment requirements, requests for contract renegotiation and increases in contract rates and other costs. Additionally, the government may grant artisanal mining rights or alternative mining rights, such as sand and gravel, in locations in which BGHL has land rights, but no active operations, impacting BGHL’s non-operational land positions. Economic setbacks and anti-mining sentiment can also result in an increase in community frustration and friction with artisanal small-scale mining resulting in conflicts, which can negatively impact BGHL’s operations in Ghana

Any downturn in Ghana’s economy may impact BGHL’s growth, profitability and ability to continue BGHL’s operations.

Although Ghana’s attractiveness has significantly improved over the past few years, thanks to recent business-friendly reforms, enhanced connectivity and the availability of digital services, the current turbulent nature of the economy could pose a risk to BGHL’s operations and BGHL’s business will be adversely affected by any downturn in the money.

Any downturn in Ghana’s economy could adversely affect BGHL’s operations and profitability. In 2022, Ghana’s economic growth decreased as a result of the country’s sovereign debt crisis. In December, Ghana ceased to make payments on its external debt to official bilateral and external commercial creditors, leading to mounting arrears.

The country agreement reached with the International Monetary Fund in mid-May 2023 is the first step towards a comprehensive debt-restructuring process that will involve the G20 group, including China, and domestic debt issued to banks that have already suffered substantial haircuts.

In the third quarter of 2022, Ghana’s GDP growth slowed to +2.9% from +6.4% the previous year. Non-extractive industries led the downturn because they were hit the hardest by the widespread slowdown brought on by falling corporate and consumer confidence. However, a pick-up in growth of extractive operations is projected to have kept GDP growth at around +3.1% in 2022.

Central bank reserves dropped to a critically low level in the past quarters and the local currency (Cedi) has depreciated significantly. Exports of gold and oil helped reduce the current account deficit from 3.2% of GDP in 2021 to 2.1% in 2022, more than offsetting the impact of rising imports. However, intense balance of payment pressures resulted since Ghana was cut off from international capital markets, faced capital withdrawals and had trouble rolling over central bank foreign exchange liabilities. Gross international reserves fell to USD1.1bn (0.5 months of imports) at the end of February 2023, almost USD5bn below the level of mid-2021, largely due to foreign exchange interventions by the Bank of Ghana to reduce volatility. As a result of these factors, the value of the Cedi, the local currency, has dropped by more than -50% since the end of 2021.

In December 2022, inflation reached 54% due to a number of factors, including a rise in global energy and food costs as well as the lingering impact of fiscal and monetary stimulus during the pandemic, a decline in the value of the currency and massive monetary financing by the government. By April 2023, inflation dropped to 41% and the Cedi temporarily appreciated against the USD, but the value of the Cedi continued to decline during 2024. While the value of the Cedi has recently increased during April and May 2025, there is no guarantee that such appreciation will be sustained or that the value will not begin to decline.

Growth is predicted to remain muted over the coming years. Starting in 2026, growth is expected to begin rising again towards its long-term potential of about +5%. The anticipated development of oil and gas production, as well as the opening of huge new gold mines, are all contributing factors to the extractive industry’s relatively robust performance. Exposure to negative terms-of-trade shocks from Ghana’s overreliance on commodities will be partly mitigated by the variety of the export basket, which includes gold, crude oil and cocoa (80% of total exports).

Notwithstanding the current high inflationary environment in Ghana, BGHL anticipates offsetting any inflation in Cedi denominated costs locally by generating revenue in USD through the sale of gold on the global metal trading market. The value of the USD has increased from 6 Cedi at the beginning of 2022 to around 10 Cedi in June 2025.

Failure to obtain the advance payment facility or a delay in obtaining it, could have a material adverse effect on BGHL’s ability to adequately explore, develop and operationalize the mines. This may have a material adverse effect on the exploration, results of operation, financial condition, and cashflows.

On August 19 2024, BGHL entered into a Gold Advance Payment Purchase Agreement (the “Advance Payment Agreement”) with Gerald Metals Sarl, a company incorporated in Switzerland (“Gerald Metals”) for an advance payment facility of up to a maximum amount of twenty-five million USD ($25,000,000). The Advance Payment Agreement was entered into to enable BGHL to finance the exploration, development, and operation of its mine. Following the closing of the Business Combination occurs, there is a risk that the Blue Gold shareholders may experience a dilutive effect to the value of their shares if Gerald Metals exercises its conversion option under the Advance Payment Agreement. Additionally, if BGHL does not meet the conditions precedent under the Advance Payment Agreement and is not able to obtain the advance payment facility, it may lead to material adverse effects on its ability to effectively explore, develop, and operate the mine.

Failure to obtain the advance payment facility or a delay in obtaining it, could have a material adverse effect on BGHL’s ability to adequately explore, develop and operationalize the mines. This may have a material adverse effect on the exploration, results of operation, financial condition, and cashflows.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the BCA. Certain additional information about the Company is included in the Prospectus under the section titled “Information About BGHL” and is incorporated herein by reference. The material terms of the Business Combination are described in the Prospectus under the section titled “The Business Combination Proposal,” which is incorporated herein by reference.

Blue Gold Limited, a Cayman Islands exempted company limited by shares, was incorporated on December 4, 2023. The Company’s registered office is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands. Mourant Governance Services (Cayman) Limited serves as its agent. Following and as a result of, the Business Combination, the business of the Company is conducted through BGHL, the Company’s indirect subsidiary, and BGHL’s subsidiaries, including BGBPL.

BGHL is a private company limited by shares formed under the laws of England and Wales. BGHL was incorporated on November 9, 2023. It operates under the laws of England and Wales. Other than in connection with the Business Combination, neither Blue Gold Limited nor BGHL have engaged in any (i) other material reclassification, merger or consolidation; (ii) acquisitions or dispositions of material assets other than in the ordinary course of business; (iii) material changes in the types of products produced or services rendered; name changes; (iv) or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. On May 15, 2024, following the consummation of the Purchase and Assumption agreement dated January 27, 2024, BGHL’s subsidiary acquired certain mining assets, primarily mining leases, on an exploration property in the Ashanti gold belt of Ghana, the Bogoso Prestea gold mine. At the acquisition date, mineral rights valued at approximately $30.1 million, mine assets valued at approximately $1.8 million, and building and leasehold land valued at approximately $0.8 million was acquired and was fair valued as of the acquisition date. As of the date of this Report, neither Blue Gold Limited, BGHL, nor any of their respective subsidiaries have any principal capital expenditures and divestitures in progress. Further information regarding the business of BGHL and its subsidiaries is included in the Prospectus under the sections titled “Information About BGHL” and “BGHL’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the information is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements under the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is www.bluegoldmine.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Following and as a result of, the Business Combination, the business of the Company is conducted through BGHL, the Company’s indirect subsidiary, and BGHL’s subsidiaries. Information regarding the business of BGHL is included in Item 5 herein.

C. Organizational Structure

The diagram below depicts a simplified version of the Company immediately prior to and following the consummation of the Business Combination.

D. Property, Plants and Equipment

Information regarding the building, land, mining equipment, and vehicles of the Company is included in the Prospectus under the section titled “Information About BGHL”, which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

On June 25, 2025, BGHL consummated its business combination with Perception, a special purpose acquisition company. The transaction was accounted for as a reverse recapitalization in accordance with U.S. GAAP, with BGHL treated as the accounting acquirer. As a result, the financial information presented in this section reflects the operations of BGHL for all periods prior to and following the Business Combination.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements for the year ended December 31, 2024 and for the period from November 9, 2023 (inception) to December 31, 2023 and other information included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this report. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars.

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “we,” “us,” and “our” generally refer to Blue Gold Holding Limited in the present tense or Blue Gold Holding Limited from and after the Business Combination.

Business Overview

Blue Gold Holdings Limited (“BGHL”) is a company incorporated in the United Kingdom, with the intent to acquire, develop, finance, license, and operate gold mines. BGHL’s initial activities are focused on the Ashanti Gold Belt located in Ghana.

BGHL has one subsidiary, Blue Gold Bogoso Prestea Ltd (“BGBPL”), a wholly owned subsidiary company incorporated in Ghana on January 26, 2024. BGHL and BGBPL collectively are herein referred to as the Company.

Recent Developments

Recent events impacting our business are as follows:

Business Combination Agreement:

On June 25, 2025 (the “Closing Date”), Blue Gold Limited consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024 (as amended and restated, the “BCA”), and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025, and June 10, 2025 by and among Blue Gold Limited, Perception and BGHL. The following transactions occurred pursuant to the terms of the BCA to effectuate the Business Combination:

●	Blue Gold Limited formed Blue Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Blue Merger Sub”), for the purposes of effectuating the business combination;

●	Perception merged with and into Blue Gold Limited, with Blue Gold Limited being the surviving entity (the “Perception Reorganization”);

●	Blue Cayman 1, an exempted company incorporated under the laws of the Cayman Islands (“BC1”), acquired the entirety of the BGHL Shares;

●	BC1 transferred the entire undertaking of BC1, including the entire share capital of BGHL to Blue Cayman 2, an exempted company incorporated under the laws of the Cayman Islands (“BC2”). The name of Blue Cayman 2 was changed to Blue Gold (Cayman) Limited;

●	Blue Merger Sub merged with and into BC2, with BC2 being the surviving entity and becoming a wholly owned subsidiary of BGL.

Ordinary Shares are traded on The Nasdaq Global Market under the symbol “BGL” and Warrants are traded on The Nasdaq Capital Market under the symbol “BGLWW”.

Purchase and Assumption Agreement

On January 27, 2024, BGBPL and FGR Bogoso Prestea Ltd (“FGRBPL”) entered into a purchase and assumption agreement (the “Purchase Agreement”) for BGBPL to acquire certain mining assets, primarily mining leases, of the Bogoso Prestea Mine, subject to certain closing conditions including approval by the Ministry of Lands and Natural Resources of the Republic of Ghana. The closing conditions have been met, with a number of subsequent closing deliverables still to be concluded (including the Royal Gold Agreement novation, the Golden Star Resources Agreement novation and the Corporate Social Responsibility Agreement novation). The registration of the legal transfer was completed on May 15, 2024. In accordance with the laws of Ghana, BGBPL will ultimately be 90% owned by BGHL and 10% owned by the Government of the Republic of Ghana. BGHL accounted for the purchase as an asset acquisition in accordance with ASC 805 and allocated the total consideration transferred on the date of acquisition to the assets on a relative fair value basis.

Also on January 27, 2024, BGBPL entered into a Royalty Agreement (“Bond SPV Royalty”) with FGRBPL and Bond SPV. The Bond SPV Royalty provides for BGBPL to pay a royalty in refined gold to Bond SPV (as priority payee) and FGRBPL (as secondary payee, once Bond SPV debt service obligations are met) at a rate of the lesser of (i) 2,000 ounces per month, or 30% of gross production per month for the first 36 months following the start of commercial production, and (ii) 3,250 ounces per month, or 30% of gross production per month, after 36 months until Bond SPV Royalty payments total the 250,000 ounce cap.

In connection with the preparation of BGHL’s audited consolidated financial statements included in this Form 20-F, the Company identified required changes to the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2024. The changes relate to the initial asset acquisition accounting performed by the Company when it acquired the assets pursuant to the Purchase Agreement. The adjustments primarily relate to the removal of the Bond SPV Royalty liability and the removal of certain fixed assets (and the related depreciation expense) that were not part of the Purchase Agreement. After further investigation, it was determined the Bond SPV Royalty agreement should be accounted for as FGRBPL’s retention of a mineral right in accordance with ASC 932 as it represents a volumetric production payment, whereas previously it was accounted for as part of the consideration payable to FGR. Under ASC 932, FGR would retain the rights to their share of the ounces of gold and no entry should be recorded on BGHL as those rights were not part of the lease transfer.

Mineral rights are measured at fair value at the acquisition date and determined by the net present value of expected future cashflows, which, under an asset acquisition, are then adjusted to match the consideration paid, in this case being the liabilities assumed. Given BGHL accounted for the purchase as an asset acquisition rather than a business combination, the total adjusted consideration transferred on the date of the acquisition was allocated to the assets and liabilities acquired on a relative fair value basis therefore the net impact of these adjustments on the consolidated balance sheet as of the acquisition date was zero.

The following table summarizes the reporting acquisition date fair value of the assets acquired and the liabilities assumed, restatement adjustments and adjusted allocation of fair value of assets acquired:

	May 15, 2024
	As Reported	Restatement Adjustments	As Restated
Assets Acquired
Property, plant and equipment	$44,600,000	$(42,000,000)	$2,600,000
Intangible assets: Mineral rights	323,600,000	(293,500,000)	30,100,000
Total assets acquired	$368,200,000	$(335,500,000)	$32,700,000

Liabilities assumed
Bond SPV royalty liabilities	$335,500,000	$(335,500,000)	$—
GSR royalty liability	2,700,000	—	2,700,000
GSR contingent consideration liabilities	17,100,000	—	17,100,000
Asset retirement obligation	12,900,000	—	12,900,000
Total Liabilities assumed	$368,200,000	$(335,500,000)	$32,700,000

Update on Status of Notice of Termination of Mining Leases

On September 20, 2024, FGRBPL, the previous leaseholders, received a notice of termination of mining leases (the “Commission Notice”) from the Minerals Commission of Ghana (the “Mineral Commission”) alleging violations of the related leases. After the Commission Notice, the Mineral Commission formed an Interim Management Committee (“IMC”), and the IMC assumed managerial control of the mine site. BGHL and the Previous Leaseholder, pursuant to the Minerals and Mining Act 2006 (Act 703) (the “Mining Act”), actively dispute the contents and legality of the Commission Notice and the appointment of an IMC. On October 14, 2024, BGHL delivered notice to the Republic of Ghana requesting settlement of BGHL’s dispute pursuant to the Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Republic of Ghana for the Promotion and Protection of Investments, signed in Accra on March 22, 1989 and entered into force on October 25, 1991 (“UK-Ghana BIT”). Pending the resolution of BGHL’s dispute, BGHL has been advised by Kimathi Partners, its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the leases remain valid and in full effect.

On April 2, 2025, BGHL served a notice of arbitration on the Republic of Ghana to commence international arbitration proceedings against the Republic of Ghana pursuant to Article 10 of the UK-Ghana BIT. On June 6, 2025, the Republic of Ghana submitted its response to the notice of arbitration in which it contests jurisdiction and disputes the validity and merits of BGHL’s claims and has agreed to have a three-person tribunal hear the dispute and for it to be administered by an arbitral institution (the Permanent Court of Arbitration in The Hague). Pending the resolution of the dispute, BGHL has been advised by Kimathi Partners, its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the leases remain valid and in full effect.

In the event the arbitration outcome or any of these actions is favourable to the existing mining leases, successful mine development, infrastructure construction, and mineral production is dependent on obtaining all necessary consents, approvals and licenses for a successful design, construction and operation of efficient mining, processing and transportation facilities. No assurance can be given that we will be able to resolve this matter or obtain all necessary consents, approvals, and licenses in a timely manner, or at all. If the outcome of the arbitration is unfavourable, it will adversely affect the value of BGHL’s business. Delays or difficulties in obtaining a favourable arbitration outcome or in obtaining relevant approvals, may interfere with future mining operations or plans of BGHL, which will materially impact our business and financial position in the future.

Due to the uncertainty surrounding the outcome of the lease dispute with the Government of Ghana, and the possibility that the mining leases may not be returned to BGBPL, there is a material uncertainty that BGHL will not be able to undertake its business plan to restart the Bogoso Prestea mine. If the Company is not successful with its arbitration proceedings with the Republic of Ghana, the leases may be relinquished which will reduce the mineral rights value reflected in BGHL’s balance sheet to zero.

Results of Operations

The following table summarizes our financial results for the year ended December 31, 2024 and for the period from November 9, 2023 (inception) to December 31, 2023:

	For the year ended December 31, 2024	Period from November 9, 2023 (inception) to December 31, 2023
Operating expenses
General and administrative expenses	$2,111,753	$333,781
Merger and acquisition expenses	1,682,391	—
Plant maintenance costs	6,252,438	—
Accretion of asset retirement obligation	1,037,000	—
Depreciation	41,768	—
Start-up Costs	—	897
Total operating expenses	11,125,350	334,678

Other income (expense)
Interest expense	(442,869)	—
Related party interest expense, net	(69,418)	—
Total Other expense	(512,287)	—
Net loss	$(11,637,637)	$(334,678)

As of December 31, 2024, BGHL has not generated any revenue since inception. For the year ended December 31, 2024, BGHL’s expenses are associated with start-up costs related to the potential Business Combination as described above and plant maintenance costs associated with the mine leases.

For the period from November 9, 2023 (inception) to December 31, 2023, BGHL’s expenses are associated with start-up and costs related to the potential Business Combination, as described above.

Liquidity and Capital Resources

Since inception, BGHL’s primary sources of liquidity have been cash flows from loans provided by affiliated companies, Blue International Holdings Limited (“BIHL”) and Future Global Resources Limited (“FGR”), the previous leaseholder, as well as funds generated from the issuance of convertible notes payable and common stock. For the year ended December 31, 2024, BGHL reported an operating loss of $11.6 million and cash flows used in operations of $6.2 million. As of December 31, 2024, BGHL had an aggregate cash and cash equivalents balance of $170,557 and a net working capital deficit of $7.6 million.

In August 2024, BGHL signed a Gold Advance Payment Purchase Agreement (“GAPPA”) with Gerald Metals SARL (“Gerald”), whereby, subject to satisfying several conditions precedent, Gerald will make advance payments of up to an aggregate of $25,000,000 to fund restart costs. All advance payment amounts, plus interest accruing and compounding daily at 7% plus three-month SOFR per annum, are required to be prepaid 24 months after the date of the first advance payment disbursement. Until such time as all such amounts are paid in full, Gerald is granted a first ranking perfected security interest over all of BGBPL’s assets, including real property, machinery and equipment, its mining license, each with regard to the Bogoso Prestea mine, and certain other assets. In consideration of the advance payment, BGBPL will sell 100% of the total material produced at the Bogoso and Prestea site to Gerald for a period of 60 months after the offtake commencement date at a discount as defined in the agreement. The total amount of material sold will be no less than 760,000 oz of gold, delivered pursuant to a prescribed delivery schedule, and such 60 month period can be extended until such amount is delivered. Pursuant to the GAPPA, Gerald was also granted a right of first refusal to participate in the development funding of certain future projects. In addition, the GAPPA includes an undertaking that the Company will become a party to the GAPPA. The GAPPA gives Gerald the option to convert the advance payment, or part thereof, into shares and warrants of Blue Gold Limited. Under Tranche A, $15.0 million of advance payment can be converted to Ordinary Shares of the Company up to 10 business days after listing. The conversion price into Ordinary Shares will be calculated on the basis of a conversion into BGHL shares at $0.43 cents, and then applying the BCA conversion price into Ordinary Shares achieved by BGHL at the time of the listing. Each share is paired with a warrant as part of Tranche A, giving the right to purchase shares at the listing price (cash exercise) for a period of 24 months following the date of issue of the warrants. Under Tranche B, $10.0 million of advance payment can be converted to Ordinary Shares of the Company for a period of 24 months after the first disbursement of the advance payment. Under Tranche B, Gerald can elect to convert on the earlier of (i) the Listing Date; or (ii) during the first calendar month of commercial production. If the conversion under Tranche B takes place prior to the Listing Date, the conversion price shall be 100 cents per share in BGHL; if the conversion is after Listing, the conversion price shall be the initial listing price. Each share is paired with a warrant as part of Tranche B, giving the right to purchase shares at the listing price (cash exercise) for a period of (i) 24 months following the date of issue of the warrants if Tranche B is exercised prior to the Listing, or on the IPO date, or within 12 months following the date of last disbursement of the Advance Payment, or (ii) 12 months if Gerald elects to convert after the 12th Month following the date of last disbursement of the Advance Payment. Furthermore, the GAPPA gives Gerald the right, for the duration of the agreement, to two seats on the Company’s board of directors.

In September 2024, BGBPL signed a Mining Equipment Supply Framework Agreement with Attachy Construction Limited (“Attachy”), whereby Attachy has agreed to procure certain goods and equipment necessary for the restart of the Bogoso Prestea Mine, up to a total value of $8.0 million. BGBPL must repay to Attachy the equipment purchase price plus a mark-up of 30% of such price. Repayment of the purchase price and mark-up amount will commence three months after an equipment purchase and will be repaid over seven equal monthly installments. The Company paid $1,084,872 to Attachy under this Agreement as a service fee, which has been expensed as plant maintenance costs for the year ended December 31, 2024.

On November 7, 2024, BGHL received a $345,000 advance from Attachy. On each of October 2, 2024, October 28, 2024 and November 13, 2024, BGHL’s subsidiary, BGBPL, received advances in the aggregate amount of $303,000 from Attachy. These advances are non-interest bearing and do not require collateral. The advances are due on demand and, to date, Attachy has not demanded repayment of the advances.

In March 2025, BGHL received an advance of $866,691 from BC2, BGHL’s current parent company.

As at June 25, 2025, BGHL has raised an aggregate of $1,902,586 in connection with an ongoing convertible note financing. The convertible notes have a maturity date of October 31, 2025 and a redemption premium of 20%. The convertible notes will be automatically converted into Ordinary Shares of the Company thirty (30) days after June 26, 2025 (the “Listing Date”). The conversion price will be the lower of (i) the Volume Weighted Average Price (VWAP) over the 30-day period following the Listing Date lesser the Applicable Discount (as defined below) and (ii) the closing price on the day prior to the conversion lesser the Applicable Discount. The Applicable Discount is a 40% discount for investments made prior to the Listing Date and a 20% discount for investments made following the Listing Date.

The funding of BGHL’s future capital requirements depends on many factors, including BGHL’s revenue growth rate, the timing and extent of spending to support the restart of the Bogoso Prestea Mine and further exploration activities. To finance these activities, BGHL will need to raise additional or alternative capital from outside sources. While there can be no assurances, BGHL currently intends to raise such capital through issuances of additional equity, debt finance, trade finance, and/or offtake finance. BGHL may not be able to raise it on terms acceptable to BGHL or at all. If BGHL is unable to raise additional capital when at the time or in amounts necessary, BGHL’s business, results of operations and financial condition will be materially and adversely affected.

As a result of the above, in connection with BGHL’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that BGHL’s liquidity condition raises substantial doubt about BGHL’s ability to continue as a going concern for the next twelve months and thereafter. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should BGHL be unable to continue as a going concern.

Cash flows for the year ended December 31, 2024 and for the period from November 9, 2023 (inception) to December 31, 2023

The following table summarizes BGHL’s cash flows from operating, investing and financing activities for the year ended December 31, 2024 and for the period from November 9, 2023 (inception) to December 31, 2023:

	For the year ended December 31, 2024	For the period from November 9, 2023 (inception) to December 31, 2023
Net cash used in operating activities	$(6,234,318)	$—
Net cash used in investing activities	$(355,277)	$—
Net cash provided by financing activities	$6,749,039	$—

Cash flows used in operating activities

Net cash used in operating activities for the year ended December 31, 2024 was $6.2 million, primarily due to expenses associated with start-up costs related to the potential Business Combination, as described above, and plant maintenance costs associated with the mine leases.

Cash flows used in investing activities

Net cash used in investing activities for the year ended December 31, 2024 was $0.4 million and was primarily related to purchases of vehicles.

Cash flows provided by financing activities

Net cash provided by financing activities for the year ended December 31, 2024 was $6.8 million and was primarily related to proceeds from convertible notes ($2.5 million), proceeds from the issuance of common stock ($3.6 million) and proceeds from a loan ($0.6 million) from Attachy described above.

Off-Balance Sheet Arrangements

BGHL does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

BGHL prepares its financial statements in accordance with US GAAP, expressed in U.S. dollars. BGHL’s financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with US GAAP. References to GAAP issued by the FASB are to the FASB Accounting Standards Codification. All significant intercompany balances and transactions have been eliminated in consolidation.

Preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires BGHL to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and the accompanying notes. Actual results could materially differ from these estimates. On an ongoing basis, BGHL evaluates its estimates, including those relating to fair values, income taxes, and contingent liabilities among others. BGHL bases its estimates on assumptions both historical and forward looking that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities.

Critical Accounting Estimates

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant estimates made by management include, but are not limited to, valuation of mineral rights, valuation of royalty liabilities, contingent consideration, reserve volumes and future net revenues associated with mine resources and the asset retirement obligations.

The Life of Mine model (“LoM”), which has been used as the basis for calculating the mineral rights value and the royalty liability value is prepared to a Scoping Study level. The LoM is preliminary in nature and there is a high degree of uncertainty over the assumptions made. The LoM is solely based on Measured and Indicated Resources which are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the LoM will be realized.

Foreign currency translation and transactions

BGHL’s reporting currency is the U.S. dollar. The functional currency of each entity in the group is the currency of the primary economic environment in which it operates. Transactions in foreign currencies are initially recorded into functional currency at the rates of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are remeasured to the functional currency at exchange rates that prevailed on the date of inception of each transaction.

BGHL translates the financial statements from the local (functional) currency into U.S. Dollars using the year or reporting period end or average exchange rates in accordance with the requirements of Accounting Standards Codification subtopic 830-10, Foreign Currency Matters (“ASC 830-10”). Assets and liabilities are translated at exchange rates as of the balance sheet date. Expenses are translated at average rates in effect for the periods presented. Translation gains and losses resulting from re-measurement from functional to reporting currency are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

Gains and losses resulting from transactions denominated in a currency other than the functional currency of the entity are included in general and administrative expenses in the consolidated statements of operations using the average exchange rates in effect during the period.

BGBPL holds certain long-lived assets in Ghana including the mineral assets. Ghana has experienced economic instability and the Ghanian government has implemented various monetary policies. Ghana has also experienced high rates of inflation over the past several years. BGHL applies hyper-inflationary accounting to Ghana in accordance with the guidelines in ASC 830, “Foreign Currency.” A hyper-inflationary economy designation occurs when a country has experienced cumulative inflation of approximately 100 percent or more over a 3-year period. This hyper-inflationary designation requires BGHL’s subsidiary in Ghana to record all transactions as if they were denominated in U.S. dollars. The subsidiary in Ghana has not generated revenue to the date of this report and total net currency exchange losses were not significant.

Property, Plant and Equipment

The value of property, plant and equipment (“PP&E”), including land, buildings and processing equipment, that were acquired as part of the Asset Acquisition are recorded at relative fair value assessed at the time of the acquisition less depreciation. Any additional PP&E acquired, and any expenditures that extend the life of such assets are recorded at historical cost, including direct acquisition costs less depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Capital work in progress is recorded at cost less impairment losses but is not depreciated until it is in use and transferred into other PP&E classifications.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to BGHL and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

Depreciation

Depreciation for mobile equipment and other assets is computed using the straight-line method at rates calculated to depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives as follows:

Vehicles	5 years
Other Equipment	2 years
Computer and accessories	2 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BGHL evaluates the carrying value of PP&E and finite-lived intangible assets whenever a change in circumstances indicates that the net carrying value may not be recoverable from the entity-specific undiscounted future cash flows expected to result from our use of and eventual disposition of a long-lived asset or asset group. Events or circumstances that could trigger an impairment review of a long-lived asset or asset group include, but are not limited to: (i) a significant decrease in the market price of the asset, (ii) a significant adverse change in the extent or manner that the asset is used or in its physical condition, (iii) a significant adverse change in legal factors or in the business climate that could affect the value of the asset, (iv) an accumulation of costs significantly in excess of original expectation for the acquisition or construction of the asset, (v) a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast of continuing losses associated with the use of the asset and (vi) a more-likely-than-not expectation that the asset will be sold or disposed of significantly before the end of its previously estimated useful life. If an impairment exists, the net carrying values are reduced to fair values. BGHL estimates the fair values of these long-lived assets by performing a discounted future cash flow analysis for the remaining useful life of the asset, or the remaining useful life of the primary asset in the case of an asset group. An individual asset within an asset group is not impaired below its estimated fair value. There were no impairments recorded as of December 31, 2024 and 2023.

Mineral Rights and Amortization

Amortization of Mineral Rights (“Mine Properties”), buildings, leasehold land and plant and machinery (collectively the “mineral assets”) is provided for using the unit-of-production method with separate calculations made for each mineral resource.

The calculation of the units-of-production rate of amortization could be impacted to the extent that actual production in the future differs from current forecasted production resulting in possible revision to the estimate of total resources to be produced.

The carrying values of the mineral rights are assessed for impairment by management on an annual basis (while under development) or when indicators of impairment exist. BGHL compares the carrying value of the mine assets to its estimates of undiscounted future cash flows from the underlying resources. Should management determine that these carrying values cannot be recovered, the carrying value is compared to an estimate of fair value and the unrecoverable amounts are written off against earnings and cannot be subsequently reversed. As of December 31, 2024, as the lease termination and ensuing dispute represented a triggering event, in accordance with ASC 360, BGHL compared the undiscounted cash flows of the long-lived asset group to their carrying amounts which determined there was no impairment required.

Mineral Exploration Rights and Costs, Exploration, Evaluation and Development Expenditures

Exploration costs, which include maintenance, development and exploration of mineral claims, are expensed as incurred. When it is determined that a mineral deposit can be economically developed as a result of establishing proven and probable reserves and all regulatory operating permits have been secured, the costs incurred after such determination will be capitalized until the commencement of production and amortized over their useful lives. To date, BGHL has not established the commercial feasibility and received the necessary regulatory operating permits for any of its exploration prospects; therefore, all exploration costs are being expensed as incurred.

Asset Retirement Obligation

BGHL follows Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”), which established a uniform methodology for accounting for estimated reclamation and abandonment costs. FASB ASC 410 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred or when acquired. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value each period and charged to accretion expense, and the initial capitalized cost is amortized over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded.

Convertible Notes Payable

BGHL may enter into convertible notes, some of which contain fixed rate conversion features, whereby the outstanding principal and accrued interest may be converted by the holder into common shares at a fixed rate at the time of conversion. This results in a fair value of the convertible notes being equal to a fixed monetary amount. BGHL records the convertible notes liability at its fixed monetary amount on the issuance date and interest expense is charged over the outstanding period of the note.

Business Combination and Asset acquisition

BGHL applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction should be accounted for as an asset acquisition or business combination.

When an acquisition does not meet the definition of a business combination because either: (i) substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, or group of similar identified assets, or (ii) the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, BGHL accounts for the acquisition as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

When an acquisition is accounted for as a business combination, BGHL recognizes and measures the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, while transaction and integration costs related to business combinations are expensed as incurred. Any excess of the purchase consideration in excess of the aggregate fair value of the net tangible and intangible assets acquired, if any, is recorded as goodwill. For material acquisitions, BGHL engages independent appraisers to assist with the determination of the fair value of assets acquired, liabilities assumed, noncontrolling interest, if any, and goodwill, based on recognized business valuation methodologies. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired, liabilities assumed, and noncontrolling interest, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using discrete financial forecasts, long-term growth rates, appropriate discount rates, and expected future capital requirements. The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets. The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset. The fair value of property, plant and mine development is estimated to include the fair value of asset retirement costs of related long-lived tangible assets. During the measurement period, not to exceed one year from the date of acquisition, BGHL may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the period the adjustment arises.

Fair Value Measurement

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (exit price). BGHL utilizes market data or assumption that market participants use in pricing an asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1: Quoted prices are available in an active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Subsequently all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.

Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The fair value of cash, prepaid expenses and other assets, advances to related parties, accrued expenses and other liabilities, and due to related parties approximate their carrying values due to their short term to maturity. The royalty payable, contingent consideration payable and the asset retirement obligation were recorded at fair value as of the closing date of the Purchase and Assumption Agreement using Level 3 inputs.

Recent Accounting Pronouncements

Certain new standards, amendments and interpretations and improvements to existing standards have been published by the FASB and SEC but are not yet effective and have not been adopted early by BGHL. BGHL does not anticipate that any of these pronouncements will have a material impact on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to the executive officers and directors of the Company as of the date of this Report.

Name	Age	Position
Andrew Cavaghan	48	Chief Executive Officer and Director
Lorenz Werndle	50	Chief Financial Officer
Daniel Owiredu	67	Executive Chairman
David Edward	60	Director
Phil Newall	63	Director
Tao Tan	39	Director
Candice Beaumont	51	Director

Andrew Cavaghan

Mr. Cavaghan is the CEO of the Company. He resides in Accra, Ghana, where he co-leads BGHL as Executive Chairman. Mr. Cavaghan is also co-founder and Executive Director of Blue International Holdings, formed in 2012, which has raised and invested over $150m into energy and mining projects in sub–Saharan Africa. Prior to this Mr. Cavaghan co-founded investment group, Desert Lion Partners, in 2009 which originated multiple projects in Sub Saharan Africa in the mining, transportation, real estate and infrastructure sectors. Between 2002 and 2009 Mr. Cavaghan was a venture capital and private equity executive, latterly with Octopus Investment. During his time with Octopus funds under management grew from $30m to $1bn, Mr. Cavaghan was called to the bar in 2002 and became a member of Middle Temple. Mr. Cavaghan has worked at the law firm Addleshaw Goddard (formerly Theodore Goddard), and gained his undergraduate degree in Philosophy at University College London.

Lorenz Werndle

Mr. Werndle is the CFO of the Company, as well as the CFO for BGHL. He was previously the Head of Corporate Development, leading Mergers & Acquisitions and Financial Planning and Analysis for Mwana Africa PLC and Lonrho PLC, both companies focused on Africa. At Mwana Africa, he led the corporate finance elements of the financing and successful restart of the Bindura Nickel Mine in Zimbabwe growing group revenue to over $110M/yr. At Lonrho, he was part of the team that grew group revenue by £100M/yr through business acquisitions. Mr Werndle has also worked for Ambrian Partners PLC in their Corporate Finance advisory division, advising mining clients on IPOs and sell side transactions. He started his career as a strategy consultant for Andersen Consulting in their South African office advising global clients on delivering operational improvements and on their African expansion strategies. Mr. Werndle holds a Bachelor of Commerce Degree in Accounting and an Honours Degree in Economics from Stellenbosch University, where he received the CGW Schumann medal for the top postgraduate student in the Faculty of Economics and Management Sciences in 1998 and the Cloete Medal for the top Economics student in 1997 and 1998. He also holds an MSc from the University of Oxford where he was the recipient of the Clarendon scholarship.

Daniel Owiredu

Mr. Owiredu is the chairman of the Company. He is an accomplished Mining Executive with over 35 years of experience in the mining sector in Ghana and other parts of Africa. He holds a BSc degree in Mechanical Engineering from the Kwame Nkrumah University of Science & Technology, Kumasi and an MBA degree from Strathclyde Business School in Scotland, UK. Mr. Owiredu was previously the President of the Chamber of Mines in the Ghana. He was awarded an honorary doctorate in 2018 by the University of Mines and Technology in recognition of his various critical roles. Prior to 2006, Mr. Owiredu was the Chief Operating Officer, West Africa and Deputy Chief Operating Officer, Africa for AngloGold Ashanti. He also served as the Managing Director of the then Ashanti Goldfields, Bibiani Mine in Ghana, Siguiri Mine in Guinea and Obuasi Mine in Ghana. Mr. Owiredu joined Golden Star Resources Ltd. in September 2006 as Vice President, Operations and was subsequently appointed Executive Vice President, Operations and Chief Operating Officer in January 2013. He was appointed to the Board of Directors in November 2014. He was critical in the development of the Wassa underground mine and the revamping of the Prestea underground mine. Mr Owiredu was appointed President of Golden Star Resources and retired from executive management in December 2019. Mr. Owiredu served as the Executive Chairman of FGR Bogoso Prestea local board until June 2022 when he was appointed as the CEO of Blue Gold International.

David Edward

Mr. Edward is a director of the Company. Mr. Edward spent his entire working career in the Lloyd’s insurance market where he established himself as a leading underwriter in the fine art and specie market. He has global experience of providing insurance solutions for the precious metals industry including the mining, refining, transportation and jewelry manufacture of gold where he could commit up to $500m of liability. His reputation for excellent risk assessment and financial management delivering highly profitable results led to his appointment as a director of Brockbank Syndicate Management Ltd where he also took management responsibility for other classes of business. In 2001 he was a founding partner and director of a start-up company in the Lloyd’s market, Ascot Underwriting Limited. Mr. Edward was instrumental in building an underwriting team across eight classes of businesses that quickly established itself as a market leader and underwrote more than $1bn of premium income. The success of the business led to the sale of the company in 2008 to AIG. Since that time, Mr. Edward has been active in investing in early-stage companies whilst also fulfilling non-executive director and advisory roles including Blue International Holdings since its establishment. He has also undertaken expert witness assignments.

Phil Newall

Mr. Newall is a director of the Company. He recently retired as Managing Director of Wardell Armstrong International following a career in the mining industry spanning more than 40 years. He has a first degree in Mining Geology and a PhD in Exploration Geochemistry. During this time, Mr. Newall has provided a broad range of consultancy services to minerals companies throughout the world, with emphasis in Central Asia, sub-Saharan Africa and Europe. He has developed an extensive portfolio of exploration and mining-related contracts, from project management through to technical audits of a large variety of metalliferous and industrial mineral deposits, although particular specialisation lies in gold and base metals. Mr. Newall brings a wealth of experience from across the industry and has been involved in some important IPO’s such as Glencore, Nordgold, IRC and London Mining. In addition, he has been instrumental in managing some major Feasibility studies, is very familiar with NI 43-101, JORC/CIM resource reporting, as well as undertaking numerous due diligences, fatal flaw and scoping studies. Phil also continues to be involved in Expert Witness work.

Tao Tan

Mr. Tan is a director of the Company. He has nearly 15 years of experience across finance, strategy and business transformation. Mr. Tan was previously Senior Vice President at Fanatics, President of Perception Capital Corp. IV, and Partner at Perception Capital Partners. Until 2020, Mr. Tan was an Associate Partner at McKinsey & Company’s New York office. At McKinsey, Mr. Tan led teams across the firm’s transformation and private equity & principal investor practices, where he drove comprehensive performance transformation and turnaround programs for companies with revenues ranging from $200 million to $25 billion across multiple industries and continents. Most recently, Mr. Tan helped found, launch and lead McKinsey’s SPAC service line, and served in a leadership role in McKinsey’s COVID-19 client response team. Prior to McKinsey, Mr. Tan was a Senior Associate at Rose Tech Ventures, where he led the firm’s first-round investment in JUMP Bikes, which was subsequently sold to Uber in 2018. Prior to Rose Tech Ventures, Mr. Tan served in investment banking and capital markets roles at Bank of America Merrill Lynch and Lehman Brothers. Mr. Tan is a member of the Council on Foreign Relations, the Atlantic Council of the United States, and of the Economic Club of New York. Mr. Tan received his B.A. and his M.B.A, both with honors, from Columbia University in the City of New York, where he was an Erwin Wolfson Scholar and a Toigo Foundation Fellow.

Candice Beaumont

Ms. Beaumont is a director of the Company. She has served since 2016 as Chairman of the Salsano Group, a Panama based family office and conglomerate invested in private equity. Since 2003, Ms. Beaumont has served as Chief Investment Officer of L Investments, a single-family office invested in public and private equity. Ms. Beaumont was a member of the Board of Directors of Clean Earth Acquisitions Corp. (Nasdaq: CLINU) that completed its initial public offering in February 2022 and completed its business combination with Alternus Energy Group in December 2023, as well as Israel Acquisitions Corp that completed its IPO in January 2023. Beginning in March 2021 Candice began to serve as Advisor to Athena Technology Acquisition Corp (NYSE: ATHN.U) and as Advisor of Springwater Situations Corp. (NASDAQ: SWSSU), a special purpose acquisition company formed to effectuate a merger or similar transaction with one or more businesses, which completed its initial public offering on August 25, 2021. She speaks at numerous family office and investment conferences globally, including the Stanford University Graduate School of Business Global Investor’s Forum, is a NYU Stern Family Office Council member serving on the Steering Committee, and is an Advisory Board member of the Family Office Association. From 2012 to 2014, Ms. Beaumont was a member of the Board of Directors of I2BF Venture Fund II, a Dubai Financial Services Authority regulated clean tech venture capital firm with offices in Dubai, New York and London. She started her career in Corporate Finance at Merrill Lynch in 1996 and worked as an investment banker at Lazard Frères from 1997 to 1999, during which time she executed over $20 billion of merger and acquisition advisory assignments. Ms. Beaumont also worked in private equity at Argonaut Capital from 1999 to 2001. Ms. Beaumont obtained a Bachelor in Business Administration from the University of Miami, graduating first in her class with a major of International Finance & Marketing.

B. Compensation

BGHL Named Executive Officer and Director Compensation

Information regarding the directors and executive officers compensation of the Company after the closing of the Business Combination is included in the Prospectus under the section titled “Management of Blue Gold Limited Following the Business Combination” and is incorporated herein by reference. Director and Employment agreements are attached as Exhibits 4.22 through 4.25.

Director Compensation

Following the closing of the Business Combination, we expect Blue Gold Limited’s executive compensation program to be consistent with BGHL’s existing compensation policies and philosophies, which are designed to:

●	attract, retain and motivate senior management leaders who are capable of advancing BGHL’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

●	reward senior management in a manner aligned with BGHL’s financial performance; and

●	align senior management’s interests with BGHL shareholders’ long-term interests through equity participation and ownership.

Decisions with respect to the compensation of the Company’s executive officers, including its named executive officers, will be made by the compensation committee of the Company’s board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

The Company currently anticipates that compensation for its executive officers will have the following components: base salary, cash bonus opportunities, long-term incentive compensation, broad-based employee benefits, supplemental executive perquisites, and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. The Company intends to also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary

Blue Gold Limited expects that the base salaries of its named executive officers in effect prior to the Business Combination as described under the heading “BGHL’s Executive Officer and Director Compensation” will be subject to increases made in connection with reviews by the compensation committee.

Annual Bonuses

Blue Gold Limited expects that it will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. It expects that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment and service agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Stock-Based Awards

Blue Gold Limited expects to use stock-based awards in future years to promote its interests by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of Blue Gold Limited shareholders. Stock-based awards for its directors and named executive officers may be awarded in future years under a new employee incentive plan upon or after consummation of the Business Combination, which would be adopted by the Blue Gold Limited Board following the Business Combination.

Other Compensation

Blue Gold Limited expects to continue to maintain various employee benefit plans currently maintained by BGHL and to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by BGHL that are not generally available to all employees.

Director Compensation

Following the Business Combination, non-employee directors of Blue Gold Limited will receive varying levels of compensation for their services as directors and members of committees of the Blue Gold Limited Board of Directors, in accordance with a non-employee director compensation policy that will be put in place following the Business Combination. Blue Gold Limited anticipates determining director compensation in accordance with industry practice and standards.

The Company’s Amended and Restated Memorandum and Articles of Association provides that, to the fullest extent permitted by law, each director of Blue Gold Limited shall be indemnified from and against all liability which they incur in execution of their duty as a director of the Company, except liability incurred by reason of such director’s or officer’s actual fraud, willful default, or willful neglect.

C. Board Practices

Information regarding the Board of the Company subsequent to the Business Combination is included in the Prospectus under the section titled “Management of Blue Gold Limited Following the Business Combination” and is incorporated herein by reference.

D. Employees

None.

E. Share Ownership

Information regarding the ownership of the Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of the Post-Closing Ordinary Shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants within 60 days of June 25, 2025. Shares subject to warrants that are currently exercisable or exercisable within 60 days of June 25, 2025 or subject to restricted stock units that vest within 60 days of June 25, 2025 are considered outstanding and beneficially owned by the person holding such warrants. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to Perception, Perception believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

There are 30,571,764 Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination on June 25, 2025.

The following table does not reflect record of beneficial ownership of any Ordinary Shares issuable upon exercise of Warrants as such securities are not exercisable or convertible within 60 days of June 25, 2025.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Post-Closing Ordinary Shares beneficially owned by them. To our knowledge, no Post-Closing Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Post- Business Combination Beneficial Ownership
Name of Beneficial Owner(1)	Number of Class A Ordinary Shares	%
5% Holders
Perception Capital Partners IV LLC	1,878,062	6.1%
RCF VII Sponsor LLC	1,903,125	6.2%
Andrew Cavaghan and affiliates(1)	3,971,493	13.0%
Mark Green and affiliates(2)	4,519,915	14.8%
Kevin Clark and affiliates(3)	1,738,962	5.7%

Directors and Executive Officers Post-Business Combination

Andrew Cavaghan(1)	3,971,493	13.0%
Daniel Owiredu(4)	286,247	*
David Edward	648,147	2.1%
Phil Newall	—	—
Tao Tan(5)	434,689	1.4%
Candice Beaumont	160,000	*
Lorenz Werndle(6)	150,000	*
All Directors and Executive Officers as a Group (7 Persons)	5,650,576	18.5%

*	Less than 1%
(1)	BCMP Services Limited is the record holder of 612,500 shares, Pegasus Capital Limited is the record holder of 2,593,430 shares, Pegasus Capital Holdings Limited is the record holder of 5,170 shares, and Elizabeth Cavaghan is the record holder of 1,325 shares as reported herein. Mr. Cavaghan is a director and 50% shareholder of BCMP Services Limited and sole shareholder of Pegasus Capital Limited. Mr. Cavaghan disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.
(2)	BCMP Services Limited is the record holder of 612,500 shares as reported herein. Mr. Green is the 50% shareholder of BCMP Services Limited. Mr. Green disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.
(3)

Green Bear Resources LP is the record holder of 236,695 shares, Kaela Ritchie is the record holder of 588,248 shares and Fountainhead Holdings LLC is the record holder of 816,976 shares. Mr. Clark disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.

(4)	Includes beneficial interest over 200,000 shares by virtue of an option to acquire Ordinary Shares owned by BGHL. Mr. Owiredu is the Chairman of Blue Gold Limited. Mr. Owiredu disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.
(5)	Includes 434,689 shares held by Cibreo Partners LLC. Mr. Tan is the 51% shareholder of Cibreo Partners LLC. Mr. Tan disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.
(6)	Includes beneficial interest over 150,000 shares by virtue of an option to acquire Ordinary Shares owned by BGHL. Mr. Werndle is the CFO of Blue Gold Limited and BGHL. Mr. Werndle disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Prospectus under the section titled “Certain Relationships and Related Person Transactions—BGHL” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B. Significant Changes

A discussion of significant changes since December 31, 2024 is provided under Item 4 of this Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

Ordinary Shares and Warrants are listed on Nasdaq under the symbol “BGL” and “BGLWW”, respectively. Holders of Ordinary Shares should obtain current market quotations for their securities.

Lock-ups

Certain Ordinary Shares issued in connection with the Business Combination are deemed restricted shares (the “Restricted Shares”). Restricted Shares shall be subject to lock-up unless and until released from lock-up pursuant to Article 39 of the Amended and Restated Memorandum and Articles of Association or unless otherwise released by the Company.

The Amended and Restated Memorandum and Articles of Association limits the transfer of the Ordinary Shares issued in the Business Combination. Initially, 5% of the Restricted Shares will be released from lock-up upon the registration of the Ordinary Shares issued in the Business Combination that results in the Ordinary Shares being able to be sold publicly on a national securities exchange without restriction under the Securities Act. Thereafter, an additional 5% of the Restricted Shares shall become freely tradeable on each monthly anniversary of their becoming registered; provided that in such month the volume weighted-average trading price of the Ordinary Shares, on the principal national securities exchange on which the Ordinary Shares are listed is greater than $10.00 per Ordinary Share for twenty out of the applicable number of trading days of that month. All Restricted Shares that have not previously become freely trading will become freely-tradeable on the earlier of (i) the volume weighted-average trading price of the Ordinary Shares on the principal national securities exchange on which the Ordinary Shares are listed is greater than $20.00 per Ordinary Share for sixty out of any ninety day period; (ii) the second anniversary of the consummation of the Business Combination and (iii) the Directors resolving to release such Restricted Shares from these restrictions.

Warrants

Upon the completion of the Business Combination, there were 11,500,000 Blue Gold Limited Warrants outstanding. The Blue Gold Limited Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, become exercisable 30 days after the completion of the Business Combination. The Blue Gold Limited Warrants expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

In addition, each Perception warrant outstanding and unexercised immediately prior to the Effective Time was converted into one Warrant that entitles the holder thereof to purchase one Ordinary Share on the terms and conditions described above.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Warrants are listed on Nasdaq under the symbols “BGL” and “BGLWW”, respectively. There can be no assurance that the Ordinary Shares or Warrants will remain listed on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Following the Business Combination, the authorized share capital of Blue Gold Limited is $50,000 consisting of 400,000,000 Class A ordinary shares of par value $0.0001 and 100,000,000 preference shares of par value $0.0001.

Information regarding our share capital is included in the Prospectus under the section titled “Description of Blue Gold Limited Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of Blue Gold Limited’s Amended and Restated Memorandum and Articles of Association is included in the Prospectus under the section titled “Description of Blue Gold Limited Securities” and is incorporated herein by reference.

C. Material Contracts

Except as described above under the heading “Explanatory Note”, information regarding certain material contracts is included in the Prospectus under the sections titled “The Business Combination Proposal—The Business Combination Agreement” and “—Related Agreements” and is incorporated herein by reference.

D. Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares. There is no limitation imposed by the Company’s Amended and Restated Memorandum and Articles of Association on the right of non-residents to hold or vote shares.

E. Taxation

Information regarding certain tax consequences of owning and disposing of Ordinary Shares and Warrants is included in the Prospectus under the section titled “Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

To date, Blue Gold Limited has not paid any dividends to its shareholders. Following the completion of the Business Combination, Blue Gold Limited’s board of directors will consider whether or not to institute a dividend policy. The determination to pay dividends will depend on many factors, including, among others, Blue Gold Limited’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that Blue Gold Limited’s board of directors may deem relevant.

G. Statement by Experts

The financial statements of Perception as of and for the years ended December 31, 2024 and 2023 set forth in Exhibit 15.2 hereto have been audited by Withum Smith+Brown, PC, an independent registered public accounting firm (“Withum”), as set forth in their report thereon (which report contains an explanatory paragraph regarding the ability of Perception to continue as a going concern), appearing elsewhere therein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of BGHL as of December 31, 2024 and 2023 and for the year ended December 31, 2024 and for the period from November 9, 2023 (inception) to December 31, 2023, have been incorporated by reference herein and in Exhibit 15.3 hereto in reliance upon the report of PKF Texas, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. PKF Texas’ audit report contained an explanatory paragraph related to the substantial doubt of BGHL’s ability to continue as a going concern.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.bluegoldmine.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Form 20-F.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is set forth in Item 5 of this Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

None.

B. Warrants and Rights

Each Warrant entitles the registered holder to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment as discussed below and will become exercisable 30 days after the Closing Date, as contemplated by the BCA in connection with the Business Combination, except as discussed below.

A Warrant holder may exercise its Warrants only for a whole number of Ordinary Shares. This means only a whole Warrant may be exercised at a given time by a Warrant holder and only whole Warrants will trade. The Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Registrant will not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Registrant satisfying its obligations described below with respect to registration. No Warrant will be exercisable and the Registrant will not be obligated to issue an Ordinary Share upon exercise of a Warrant unless the Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Registrant be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a unit containing such Warrant will have paid the full purchase price for the unit solely for the Ordinary Share underlying such unit.

The Registrant will, as soon as practicable, but in no event later than fifteen (15) business days after the closing of the Business Combination, use commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement covering the registration under the Securities Act of the Ordinary Shares issuable upon exercise of the Warrants. The Registrant will use commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the above. If a registration statement covering the Ordinary Shares issuable upon exercise of the Warrants is not effective by the sixtieth (60th) business day after the closing of the Business Combination, Warrant holders may, until such time as there is an effective registration statement and during any period when the Registrant will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Registrant may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Registrant so elects, they will not be required to file or maintain in effect a registration statement, and in the event they do not so elect, they will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Each holder must pay the exercise price by surrendering the Warrants for that number of Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by Continental Stock Transfer & Trust Company (the “Warrant agent”).

Redemption of Warrants When the Price Per Ordinary Share Equals or Exceeds $18.00

Once the Warrants become exercisable, the Registrant may call the Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

●	if, and only if, the closing price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Registrant sends the notice of redemption to the Warrant holders.

The Registrant will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants is then effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. If and when the Warrants become redeemable by the Registrant, the Registrant may exercise its redemption right even if the Registrant is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Registrant has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and the Registrant issues a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. Any such exercise would not be on a “cashless” basis and would require the exercising Warrant holder to pay the exercise price for each Warrant being exercised. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant) as well as the $11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

Redemption of Warrants When the Price Per Ordinary Share Equals or Exceeds $10.00

Once the Warrants become exercisable, the Registrant may call the Warrants for redemption:

●	in whole and not in part;

●	at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of Ordinary Shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of the Ordinary Shares (as defined below) except as otherwise described below; and

●	if, and only if, the closing price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which the Registrant sends the notice of redemption to the Warrant holders.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a Warrant holder will receive upon such cashless exercise in connection with a redemption by the Registrant pursuant to this redemption feature, based on the “fair market value” of the Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on the volume weighted average price of the Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. The Registrant will provide its Warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted pursuant to the anti-dilution provisions below.

If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the exercise price of a Warrant is adjusted, in the case of an adjustment pursuant to the second paragraph in the section titled “Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption Date	Fair Market Value of Ordinary Shares
(period to expiration of Warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-or 366-day year, as applicable.

In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by the Registrant pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

As stated above, the Registrant can redeem the Warrants when the Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50. No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, the Registrant will round down to the nearest whole number of Ordinary Shares to be issued to the holder.

Redemption Procedures

A holder of a Warrant may notify the Registrant in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as specified by the holder) of the Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Ordinary Shares is increased by a share capitalization payable in Ordinary Shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share capitalization of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity interests sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering and divided by (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares as reported during the 10-trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Registrant, at any time while the Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to holders of Ordinary Shares on account of such Ordinary Shares (or other securities into which the Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.50 (being 5% of the offering price of the units in this offering) or (c) to satisfy the redemption rights of the holders of Ordinary Shares in connection with a proposed business combination, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Registrant with or into another corporation (other than a consolidation or merger in which the Registrant is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Registrant as an entirety or substantially as an entirety in connection with which the Registrant are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the Registrant in connection with redemption rights held by shareholders as provided for in the amended and restated memorandum and articles of association or as a result of the redemption of Ordinary Shares by the Registrant if a proposed business combination is presented to the shareholders for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant agreement based on the Black-Scholes Warrant Value (as defined in the Warrant agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants will be issued in registered form under a Warrant agreement between the Warrant agent and the Registrant. The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Registrant, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

The Warrants to be registered hereby have been approved for listing on the Nasdaq Capital Market under the symbol “BGLWW”.

C. Other Securities

None.

D. American Depositary Shares

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS OF THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Information regarding the impact of the Business Combination on the rights of our security holders is included in the Prospectus under the section titled “Description of Blue Gold Limited Securities” and is incorporated herein by reference.

ITEM 15. CONTROLS AND PROCEDURES

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination on the Closing Date, PKF Texas, the independent registered public accounting firm of BGHL, has been engaged as the independent auditor of Blue Gold Limited. In connection with the Business Combination, on the Closing Date, Withum, which was the auditor for Perception, was informed that it would no longer be Perception’s auditor. Such cessation of audit services was effective upon consummation of the Business Combination on the Closing Date.

The reports of Withum on the financial statements of Perception as of December 31, 2024 and December 31, 2023, and for the years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Withum’s audit reports contained an explanatory paragraph related to the substantial doubt of Perception’s ability to continue as a going concern.

As of the Closing Date, there were no disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Withum, would have caused Withum to make reference thereto in its reports on the financial statements of Perception for such periods. In its evaluation of Perception’s disclosure controls and procedures and internal control over financial reporting for the fiscal year ended December 31, 2023 and the period ended June 30, 2024, Perception’s management identified material weaknesses related to the interpretation and accounting for certain complex financial reporting transactions. Except for such material weaknesses, as described in Item 9A of Perception’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” in this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of Perception as of and for the years ended December 31, 2024 and 2023, and the audited consolidated financial statements of BGHL as of December 31, 2024 and 2023 and for the year ended December 31, 2024 and for the period from November 9, 2023 (inception) to December 31, 2023 are attached as Exhibit 15.2 and Exhibit 15.3, respectively, to this Report.

The unaudited pro forma condensed combined financial statements of Perception and BGHL are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Blue Gold Limited, dated June 24, 2025

4.1	Second Amended and Restated Business Combination Agreement, dated June 12, 2024, by and among Perception, the Company and BGHL (incorporated herein by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.2	Amendment Number 1 to Second Amended and Restated Business Combination Agreement, dated November 7, 2024, by and among Perception and BGHL (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.3	Amendment Number 2 to Second Amended and Restated Business Combination Agreement, dated January 8, 2025, by and among Perception and BGHL (incorporated herein by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.4*	Amendment Number 3 to Second Amended and Restated Business Combination Agreement, dated March 28, 2025, by and among Perception and BGHL

4.5*	Amendment Number 4 to Second Amended and Restated Business Combination Agreement, dated April 30, 2025, by and among Perception and BGHL

4.6*	Amendment Number 5 to Second Amended and Restated Business Combination Agreement, dated May 8, 2025, by and among Perception and BGHL

4.7*	Amendment Number 6 to Second Amended and Restated Business Combination Agreement, dated June 10, 2025, by and among Perception and BGHL

4.8	Joinder Agreement, dated June 10, 2025, by and among Blue Merger Sub, BGHL, the Company and Perception (incorporated herein by reference to Exhibit 2.8 to the Company’s Periodic Report on Form 6-K, filed on June 25, 2025 (File No. 001-42717))

4.9	Joinder Agreement, dated June 10, 2025, by and among Blue Cayman 2, BGHL, the Company and Perception (incorporated herein by reference to Exhibit 2.9 to the Company’s Periodic Report on Form 6-K, filed on June 25, 2025 (File No. 001-42717))

4.10*	Registration Rights Agreement, dated June 18, 2025, by and among BGHL, the Company, Perception, Perception Capital Partners IV LLC and the holders thereto

4.11	Amendment Agreement, dated March 28, 2024, by and among FGR Bogoso Prestea LTD, Blue Gold Bogoso Prestea LTD and Bogoso Streaming PLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.12	Royalty Agreement, dated January 27, 2024, by and among FGR Bogoso Prestea LTD, Blue Gold Bogoso Prestea LTD and Bogoso Streaming PLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.13	Purchase and Assumption Agreement, dated January 27, 2024, by and among FGR Bogoso Prestea LTD, Blue Gold Bogoso Prestea LTD and Bogoso Streaming PLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.14	Gold Advance Payment Purchase Agreement, dated August 19, 2024, by and among Gerald Metals Sarl, Blue Gold Bogoso Prestea Ltd., BGHL, the Company and Blue International Holdings Limited (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.15	Letter Agreement, dated November 8, 2024, by and among with Cibreo Partners LLC, BCMP Services Limited, the Company and Perception (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4/A, filed on February 3, 2025 (File No. 333-280195))

4.16*	Assignment, Assumption and Amendment Agreement, dated June 25, 2025, by and among Perception, the Company and Continental Stock Transfer & Trust Company

4.17*	Convertible Promissory Note, dated as of June 25, 2025, by and among the Company and Loeb & Loeb LLP

4.18*	Registration Rights Agreement, dated as of June 25, 2025, by and among the Company and Loeb & Loeb LLP

4.19*	Subscription Agreement, dated March 17, 2025, by and among Perception, the Company and Cibreo Partners LLC

4.20*	Waiver Agreement, dated June 10, 2025, by and among BGHL and Perception

4.21*	Employment Agreement, dated June 24, 2025, by and among Andrew Cavaghan and the Company

4.22*	Employment Agreement, dated June 25, 2025, by and among Lorenz Werndle and the Company

4.23*	Form of Director Agreement

4.24*	Form of Indemnification Agreement between the Company and its directors and executive officers

4.25*	Form of Convertible Note Purchase Agreement, by and among BGHL and investors

8.1*	List of Subsidiaries

15.1*	Unaudited Pro Forma Condensed Combined Financial Statements of Perception and BGHL

15.2*	Financial statements of Perception as of and for the years ended December 31, 2024 and 2023

15.3*	Consolidated financial statements of BGHL as of December 31, 2024 and 2023 and for the year ended December 31, 2024 and for the period from November 9, 2023 (inception) to December 31, 2024

15.4*	Consent of Pannell Kerr Forster of Texas P.C., independent registered public accounting firm of BGHL

15.5*	Consent of Withum Smith+Brown, PC., independent registered accounting firm of Perception

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BLUE GOLD LIMITED

July 1, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer